

Mail Stop 4628

August 29, 2017

Via Email
Ryan Dalton
Chief Financial Officer
Parsley Energy, Inc.
303 Colorado Street
Suite 3000
Austin, TX 78701

> **Re: Parsley Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **Supplemental Response Dated July 28, 2017**
> **File No. 001-36463**

Dear Mr. Dalton:

We have reviewed your July 28, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Business, page 6

Oil and Natural Gas Production Prices and Production Costs, page 13

1.	Your response to comment 1 clarifies that for the year ended December 31, 2016, your production was generated by only one field that contained 15% or more of your total proved reserves as of December 31, 2016, e.g. production derived from wells in the Midland Basin. Based on your response, it appears that the production relating to the

Midland Basin meets the requirements under Item 1204(a) of Regulation S-K for separate disclosure. Therefore, we re-issue our prior comment.

Properties, page 45

Proved Undeveloped Reserves (PUDs), page 51

2.   We have read your response to comment 3 and note that the illustration of your proposed future disclosure appears to provide an explanation for each line item representing a significant change in proved undeveloped reserves but omits an explanation for other material changes, e.g. changes related to the divestiture of reserves and transfers to proved developed. Therefore, we re-issue our prior comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Capital Requirements and Sources of Liquidity, page 78

3.   The revised disclosure provided in response to prior comment 5 states that $145 million of budgeted capital development expenditures for 2017 are associated with drilling, completions, and facility buildout for proved undeveloped reserves ("PUDs") as of December 31, 2016. Reconcile this statement with the disclosure on page 52 of your Form 10-K stating that future development costs for 2017 relating to PUDs were projected to be $263 million.

Unaudited Supplementary Information, page F-45

Reserve Quantity Information, page F-45

4.   We have read your response to comment 6 and note that the illustration of your proposed future disclosure appears to be limited to a narrative discussion of the primary reason(s) contributing to the line item change without further quantifying the individual factors contributing to the overall line item change.

In this regard, we note your response to comment 7 clarifies that the revisions in the previous estimates of reserves for the period ending December 31, 2016 are comprised of a of a negative revision of -26,596 MBoe (representing 21.5% of the opening balance of total proved reserves) relating to the removal and reclassification of certain proved undeveloped reserves to unproved reserves. This negative revision was offset by a positive revision of 22,845 MBoe (representing 18.5% of the opening balance of total proved reserves) relating to improved performance from existing proved developed and producing wells. The combination of the individually significant changes from these two unrelated factors results in the disclosure of negative revisions of previous estimates representing a change of approximately 3% of the opening balance of total proved reserves or -3,751 MBoe for the line item.

FASB ASC 932-235-50-5 indicates that changes in the net quantities that occurred during the year should be disclosed "with appropriate explanation of significant changes." The explanation provided in your illustration relating to the revisions in the previous estimates of proved reserves for the period ending December 31, 2016 does not convey the significance of the individual underlying factors. As a result, the change in the net reserves that occurred is not fully explained. Therefore, we re-issue our prior comment.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters and John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding comments on the engineering related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources